FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 04, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
4 March 2024
Transaction in Own Shares
NatWest Group plc (the 'Company') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS') across two transactions, Transaction 1 and Transaction 2 (together the 'Transactions').

The purchases form part of the Company's existing share buyback programmes, with Transaction 1 purchases effected pursuant to the instructions issued by the Company to UBS on 28 July 2023, as announced on 31 July 2023 and Transaction 2 purchases effected pursuant to the instructions issued by the Company to UBS on 16 February 2024, as announced on 19 February 2024.

Aggregated information relating to the Transactions is set out in the tables below.

Transaction 1:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
04 March 2024	0	0.00	0.00	0.0000	LSE
04 March 2024	0	0.00	0.00	0.0000	CHIX
04 March 2024	0	0.00	0.00	0.0000	BATE

Transaction 2:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
04 March 2024	3,621	247.00	246.70	246.9000	LSE
04 March 2024	1,520	246.70	246.70	246.7000	CHIX
04 March 2024	3,527	247.10	246.70	246.8887	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

The Company intends to cancel all of the Ordinary Shares repurchased under the Transactions. Following the settlement of the transactions, the Company will hold 174,092,465 Ordinary Shares in treasury and have 8,750,711,863 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Details of the Transactions
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programmes relating to the Transactions is detailed below:

Transaction 2:
Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
04 March 2024	08:00:30	BST	1290	246.70	BATE	1741638
04 March 2024	08:00:30	BST	600	247.00	BATE	1741636
04 March 2024	08:00:30	BST	345	246.90	BATE	1741634
04 March 2024	08:00:30	BST	160	246.90	BATE	1741632
04 March 2024	08:00:33	BST	448	247.10	BATE	1741751
04 March 2024	08:00:34	BST	684	247.00	BATE	1741758
04 March 2024	08:01:40	BST	1520	246.70	CHIX	1743158
04 March 2024	08:00:32	BST	806	247.00	LSE	1741697
04 March 2024	08:00:34	BST	887	247.00	LSE	1741760
04 March 2024	08:00:35	BST	773	246.90	LSE	1741806
04 March 2024	08:00:40	BST	471	246.70	LSE	1741942
04 March 2024	08:00:40	BST	617	246.80	LSE	1741940
04 March 2024	08:00:42	BST	67	246.70	LSE	1741975

Date: 04 March 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary